Exhibit 99.1

So-Young International Inc. Refutes Blue Orca Capital’s Report and Announces US$70 Million Share Repurchase Program

BEIJING, China, May 7, 2021 – So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry, today issued the following statement in response to allegations made in a report by Blue Orca Capital.

Yesterday, Blue Orca Capital issued a short seller report on So-Young, causing anxiety and market disturbance, leading to abnormal share price movements. The Company believes that the report contains numerous errors, unsubstantiated statements, and misleading conclusions and interpretations regarding information relating to the Company.

Blue Orca Capital’s report shows its lack of a basic understanding of online social communities for stakeholders in the medical aesthetics industry, particularly the value propositions that social communities offer to medical aesthetic service providers and their cooperation model with social communities. To conclusively refute the report’s false allegations regarding the authenticity of So-Young’s financial performance, the Company is open to cash verification and diligence to be conducted by competent third-party advisers.

To demonstrate the Company’s confidence in its long-term prospects, So-Young’s board of directors has today authorized a share repurchase plan under which the Company may repurchase up to US$70 million of its shares over the next 12 months. The share repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. So-Young 's board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing cash balance.

About So-Young

So-Young is the largest and most vibrant social community in China for consumers, professionals and service providers in the medical aesthetics industry. The Company presents users with reliable information through offering high quality and trustworthy content together with a multitude of social functions on its platform, as well as by curating medical aesthetic service providers that are carefully selected and vetted. Leveraging So-Young’s strong brand image, extensive audience reach, trust from its users, highly engaging social community and data insights, the Company is well-positioned to expand both along the medical aesthetic industry value chain and into the massive, fast-growing consumption healthcare service market.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. So-Young may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Vivian XU

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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